UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is management's discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the six months ended June 30, 2022 of Dynagas LNG Partners LP (the "Partnership").

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, and the documents to which the Partnership refers in this Report on Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership's opinion, may constitute forward-looking statements.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "likely," "would," "could," "seek," "continue," "possible," "might," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements.  Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Partnership and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of the information included in this Report on Form 6-K and the information under the heading "Item 3. Key Information—D. Risk Factors" set forth in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Commission on April 29, 2021, or our Annual Report.

In addition to important factors and matters discussed, or referred to, elsewhere in this Report on Form 6-K, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:

•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;

•	our anticipated growth strategies, including potential expansion into and acquisition of assets and businesses in other sectors of the shipping industry;

•	the effect of a worldwide economic slowdown;

•	potential turmoil in the global financial markets;

•	fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for U.S. Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including dry-docking, surveys, upgrades, crewing and insurance costs, bunker prices and fuel prices;

•	the adequacy of our insurance to cover our losses;

•	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	our ability to repay or refinance our existing debt and settling of interest rate swaps (if any);

•	our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets and to meet our restrictive covenants and other obligations under our credit facilities, including our $675 Million Credit Facility (as defined below);

•	our Sponsor's ability to fund our $30 Million Revolving Credit Facility (as defined below);

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") practices;

•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;

•	the effect of applicable sanctions or embargo laws;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;

•	our ability to realize the expected benefits from our vessel acquisitions;

•	the ability to acquire newbuildings and secondhand vessels on terms acceptable to us from our Sponsor or third parties and the timely deliveries of such vessels if and when acquired;

•	our ability to compete successfully for future chartering opportunities upon the expiration or termination of existing vessel employment arrangements;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and our ability to comply with, governmental regulations, including regulations relating to ballast water and fuel sulphur, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;

•	our anticipated taxation and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us as January 1, 2020;

•	potential liability from any pending or future litigation and potential costs due to environmental damage and vessel collisions;

•	potential liability from future litigation, related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;

•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;

•	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

•	business disruptions, including supply chain congestion, due to climate-related, political events, public health threats, international hostilities and instability, including the recent conflict between Russia and Ukraine, piracy or acts by terrorists or other disasters;

•	the impact of public health threats and outbreaks of other highly communicable diseases;

•	the length and severity of epidemics and pandemics, including COVID-19, including its impacts across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;

•	the impact of adverse weather and natural disasters;

•	future sales of our common units in the public market;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	our business strategy and other plans and objectives for future operations;

•	technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsions systems; and

•	other factors detailed in this Report on Form 6-K and from time to time in our periodic reports.

We undertake no obligation, and specifically decline any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.  New factors emerge from time to time, and it is not possible for us to predict all of these factors which may adversely affect our results.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We make no prediction or statement about the performance of our units or our debt securities. The various disclosures included in this Report on Form 6-K and in our other filings made with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2022

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the six month periods ended June 30, 2022 and 2021. Unless otherwise specified herein, references to the “Partnership,” “we,” “our” and “us” or similar terms include Dynagas LNG Partners LP and its wholly owned subsidiaries; references to Dynagas LNG Partners LP include Dynagas LNG Partners LP and not its subsidiaries; and references to our “Sponsor” include Dynagas Holding Ltd. and its subsidiaries. Our Sponsor is beneficially owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou, and members of his family. References to our “General Partner” are to Dynagas GP LLC, an entity owned and controlled by our Sponsor, and references to our “Manager” are to Dynagas Ltd., which is wholly owned by Mr. Georgios Prokopiou. All references in this report to “SEFE,” “Equinor” and “Yamal” refer to SEFE Marketing and Trading Singapore Pte Ltd (formerly known as Gazprom Marketing & Trading Singapore Pte Ltd), Equinor ASA (formerly known as Statoil ASA) and Yamal Trade Pte. Ltd. respectively and certain of their respective subsidiaries or affiliates, which are our current or prospective charterers.

You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control, which could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. Please see our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on April 29, 2022, and our other filings with the Commission, which contain additional information relating to our management’s discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence.

Business Overview and Development of the Partnership

Since our initial public offering (“IPO”) in November 2013, we have been a growth-oriented limited partnership focused on owning and operating liquefied natural gas (“LNG”) carriers and have grown our fleet (our “Fleet”) from three vessels at the time of our IPO to our current fleet of six vessels with our last vessel acquisition in 2015.  As a result of the significant challenges facing the midstream energy master limited partnership industry, our cost of equity capital has remained elevated for a prolonged period, making the funding of new acquisitions challenging. All of the vessels in our Fleet are currently contracted on time charters with international energy companies, including SEFE, Equinor and Yamal, which we expect to provide us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.

We are currently focusing our capital allocation on debt repayment and prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms. As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage the reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and potentially pursuing further business and growth opportunities in transportation of energy or other energy-related projects, including, without limitation, floating storage regassification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor or from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth.

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As of the date of this report, we have outstanding 36,802,247 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the “Series A Preferred Units”, and 2,200,000 8.75% Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units, or the “Series B Preferred Units.” Our Sponsor currently beneficially owns approximately 42.4% of the equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units or Series B Preferred Units.

Recent Events

Series A Preferred Units Cash Distribution

On May 12, 2022, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from February 12, 2022 to May 11, 2022, to all Series A Preferred unitholders of record as of May 5, 2022.

On August 12, 2022, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from May 12, 2022 to August 11, 2022, to all Series A Preferred unitholders of record as of August 5, 2022.

On October 21, 2022, we declared a quarterly cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from August 12, 2021 to November 11, 2022, which is payable on November 14, 2022 to all applicable unit holders of record as of November 7, 2022.

Series B Preferred Units Cash Distribution

On May 23, 2022, we paid a cash distribution of $0.546875 per unit on our Series B Preferred Units for the period from February 22, 2022 to May 21, 2022, to all Series B Preferred unitholders of record as of May 16, 2022.

On August 22, 2022, we paid a cash distribution of $0.546875 per unit on our Series B Preferred Units for the period from May 22, 2022 to August 22, 2021, to all Series B Preferred unitholders of record as of August 15, 2022.

On October 31, 2022, we declared a quarterly cash distribution of $$0.546875 on our Series B Preferred Units for the period from August 22, 2021 to November 21, 2022, which is payable on November 22, 2022 to all applicable unit holders of record as of November 15, 2022.

Prepayment of ATB’s participation in $675 Million Credit Facility

On October 11, 2022 and pursuant to the designation of Amsterdam Trade Bank by the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") as Specially Designated National as (“SDN”), we entered into a Supplemental Agreement and a Deed of Retirement with the lenders of the $675 Million Credit Facility’s, pursuant to which on October 12, 2022 the ATB participation was fully prepaid (see Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this report).

Our Fleet and our Charters

As of October 31, 2022, our Fleet consisted of six LNG carriers with an average age of approximately 12.2 years. All six vessels in our Fleet are currently employed or are contracted to be employed on multi-year time charters with international energy companies, including SEFE, Equinor and Yamal. As of October 31, 2022, the estimated contracted revenue backlog of our Fleet was approximately $0.93 billion with average remaining contract duration of approximately 6.3 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, variable hire rate adjustments and other factors that may result in lower revenues than our average contract backlog per day.

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The following table sets forth summary information about our Fleet and the existing time charters relating to the vessels in our Fleet as of October 31, 2022:

Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration	Latest Charter Expiration	Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	SEFE	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	SEFE	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	SEFE	June 2028	July 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE*	Equinor	September 2023	October 2023	October 2023
Yenisei River	2013	155,000	Yes	TFDE*	Yamal	Q4 2033	Q2 2034	Q2 2049
Lena River	2013	155,000	Yes	TFDE*	Yamal	Q2 2034	Q3 2034	Q4 2049

* As used in this report, “TFDE” refers to tri-fuel diesel electric propulsion system.

The following table summarizes our estimated contracted charter revenues and contracted days for the vessels in our Fleet after October 31, 2022 and for each of the period/ years ending December 31, 2022, 2023 and 2024:

	After October 31,	For the years ending December 31,
Estimated contract backlog, at end of year	2022	2023	2024
Contracted time charter revenues (in millions of U.S. Dollars) (1)(2)	23.0	131.1	116.1
Contracted days	366	2,083	1,830
Available Days	366	2,190	2,196
Contracted/Available Days	100%	95%	83%

(1)	Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised, if any, and (c) excluding planned periodical class survey repair days.
(2)	Estimated contracted revenues for each of the period/ years 2022, 2023 and 2024 include the amount of $2.0 million, $12.1 million and $12.1 million respectively, which relate to the estimated portion of the variable hire contained in the above mentioned time charter contracts with Yamal, which represent the operating expenses of the respective vessels and are subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels’ operating costs.

We may not be able to perform under these contracts due to events within or beyond our control, and our counterparties may seek to cancel or renegotiate our contracts for various reasons. In addition, as of June 30, 2022, we derived our revenues from three charterers, who accounted for 44%, 40% and 16%, respectively. Our inability or the inability of any of our counterparties to perform the respective contractual obligations may affect our ability to realize the estimated contractual backlog discussed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Specifically, in the six month period ended as of June 30, 2022, we earned 40% and 44% of our revenues from Yamal and SEFE, which traded primarily from Russian LNG ports. Due to the recent Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 to date, numerous sanctions against Russia, which have not expressly prohibited LNG shipping in the main trading routes of our vessels. Our time charter contracts have therefore currently not been affected by the sanctions imposed to date due to the events in Russia and Ukraine. As of April 4, 2022, SEFE Germania, which is the indirect parent of SEFE and all its subsidiaries, was placed under the control of the German government for an indefinite period of time and the vessels under the time charters with SEFE no longer trade from Russian LNG ports. The recent conflict between Russia and Ukraine is, however, still ongoing, which may result in the imposition of further economic sanctions in addition to the ones already announced by the United States, Europe, amongst other countries which could adversely affect our charterers and our future revenues from our time charter contracts with SEFE and Yamal. Additionally, our estimated contract backlog may be adversely affected if the Yamal LNG Project, in which certain of our vessels are contracted to be employed, is abandoned or underutilized for any reason, including, but not limited, to changes in the demand for LNG. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

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Operating results

Selected financial information

The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet data, unit and per unit data and Other Financial Data.

Selected Historical Financial Data and Other Operating Information	Six Months Ended June 30,
	2022	2021
STATEMENT OF INCOME (In thousands of U.S. Dollars, except for units and per unit data)
Voyage revenues	$66,679	$67,377
Voyage expenses- including related party (1)	(1,376)	(1,370)
Vessel operating expenses	(14,978)	(14,493)
Dry-docking and special survey costs	(5,385)	—
General and administrative expenses- including related party (2)	(1,453)	(1,723)
Management fees-related party	(3,076)	(2,987)
Depreciation	(15,739)	(15,725)
Operating income	$24,672	$31,079
Interest and finance costs, net	(11,038)	(10,831)
Gain/ (Loss) on derivative instruments	21,231	4,763
Other, net	134	(31)
Net Income	$34,999	$24,980
Common unitholders’ interest in Net Income	$29,189	$19,180
Series A Preferred unitholders’ interest in Net Income	$3,375	$3,375
Series B Preferred unitholders’ interest in Net Income	$2,406	$2,406
General Partner’s interest in Net Income	$29	$19
EARNINGS/(LOSS) PER UNIT (basic and diluted):
Common Unit	$0.79	$0.53
Weighted average number of units outstanding (basic and diluted):
Common units	36,802,247	36,201,051

	June 30, 2022	December 31, 2021
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$90,597	$51,167
Vessels, net	838,836	853,190
Total assets	$978,903	$965,481
Total current liabilities	88,746	64,928
Total long-term debt, gross of deferred financing fees, including current portion	543,000	567,000
Total partners’ equity	$410,702	$381,484

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Selected Historical Financial Data and Other Financial Information	Six Months Ended June 30,
	2022	2021
CASH FLOW DATA
Net cash provided by operating activities	$33,032	$38,768
Net cash used in investing activities	(585)	—
Net cash used in financing activities	$(29,229)	$(26,966)
FLEET PERFORMANCE DATA:
Number of vessels at the end of period	6	6
Average number of vessels in operation in period (3)	6	6
Average age of vessels in operation at end of period / (years)	11.9	10.9
Available Days (4)	1,051	1,086
Fleet utilization (5)	100%	100%
OTHER FINANCIAL DATA
Cash distributions per Series A Preferred Unit (6)	$1.13	$1.13
Cash distributions per Series B Preferred Unit (7)	$1.09	$1.09
Time Charter Equivalent (in U.S. Dollars) (8)	$62,161	$60,780
Adjusted EBITDA (8)	$45,878	$47,495

(1)	Voyage expenses include commissions of 1.25% of gross charter hire paid to our Manager and third party ship brokers.
(2)	Includes the Administrative Services Agreement fees and Executive Service Agreement fees charged by our Manager and excludes the daily management fees and commercial management fees.
(3)	Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.
(4)	Available Days are the total number of calendar days our vessels were in our possession during a period less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.
(5)	We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.
(6)	Corresponds to a cash distribution of $0.5625 per Series A Preferred Unit in respect of the first and second quarter of 2022 and 2021, respectively, which were paid in the second and third quarter of 2022 and 2021, respectively.
(7)	Corresponds to a cash distribution of $0.546875 in respect of the first and second quarter of 2022 and 2021, respectively, which were paid in the second and third quarter of 2022 and 2021, respectively.
(8)

Non-GAAP Financial Information

TCE. Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available Days):

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	Six Months Ended June 30,
(In thousands of U.S. Dollars, except as otherwise stated)	2022	2021
Voyage revenues	$66,679	$67,377
Voyage expenses	(1,376)	(1,370)
Time charter equivalent revenues	65,303	66,007
Available Days	1,051	1,086
Time charter equivalent (TCE) rate (in U.S Dollars)	$62,161	$60,780

ADJUSTED EBITDA. We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, unrealised gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization, class survey costs and significant non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by and external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented below, may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Net Income to Adjusted EBITDA	Six months ended June 30,
(In thousands of U.S. Dollars)	2022	2021
Net Income	$34,999	$24,980
Net interest and finance costs (1)	11,038	10,831
Depreciation	15,739	15,725
Class survey costs	5,385	—
Gain on derivative financial instrument	(21,231)	(4,763)
Amortization of deferred revenue	(159)	330
Amortization of deferred charges	107	392
Adjusted EBITDA	$45,878	$47,495

(1)	Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

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•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;

•

Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this report, all six vessels in our Fleet are employed under multi-year time charters with staggered maturities, which is intended to make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However we expect to be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future. The earliest contracted re-delivery date for one vessel of our Fleet (the Arctic Aurora) is in the third quarter of 2023.

•

Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;

•

Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

•	The number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	The timely delivery of any vessels we may acquire in the future;

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•	The performance of our charterers’ obligations under their charter agreements;

•	The effective and efficient technical management of the vessels under our management agreements;

•	Our ability to obtain acceptable equity and debt financing to fund our capital commitments;

•	The supply and demand relationship for LNG shipping services;

•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety, environmental and compliance standards that meet our charterer’s requirements;

•	Our ability to successfully defend against any claims, suits, and complaints, including but not limited to those involving government laws and regulations and product liability;

•	Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	Our access to capital required to acquire additional ships and/or to implement our business strategy;

•	Our level of debt, the related interest expense, our debt amortization levels and the timing of required principal installments;

•	The level of our general and administrative expenses, including salaries and costs of consultants;

•	Our charterer’s right for early termination of the charters under certain circumstances;

•	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us;

•	The level of any distribution on all classes of our units; and

•	Other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Commission on April 29, 2022, and from time to time in our periodic reports.

8

Results of Operations

Six months ended June 30, 2022 compared to the six months ended June 30, 2021

Voyage revenues

Voyage revenues, adjusted for deferred revenue amortization, decreased by $1.2 million, or 1.8%, to $66.5 million in the six months ended June 30, 2022, as compared to $67.7 million in the same period in 2021. This decrease in voyage revenues (as adjusted) is primarily attributable to the decrease in the revenue earning days for the six months ended June 30, 2022 compared to the corresponding period of 2021, due to the scheduled dry-docks of the Clean Energy and the Amur River.

Voyage expenses- including voyage expenses to related party

Voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager as compensation for the commercial services it provides to us) for both the six months ended June 30, 2022 and the six months ended June 30, 2021 were $1.4 million.

Vessel operating expenses

Vessel operating expenses were $15.0 million, which corresponds to a daily rate of $13,792 per LNG carrier in the six-month period ended June 30, 2022, as compared to $14.5 million, or a daily rate of $13,345 per LNG carrier in the six-month period ended June 30, 2021. This increase in operating expenses for the six-month period ended June 30, 2022 is mainly attributable to higher expenses related to the vessels’ technical maintenance and supply costs, compared to the corresponding period in 2021.

General and Administrative Expenses- including related party costs

During the six month periods ended June 30, 2022 and 2021, we incurred general and administrative expenses of $1.5 million and $1.7 million, respectively. The $0.2 million, or 11.8%, decrease in the six-month period ended June 30, 2022 general and administrative charges, as compared to the same period in 2021, is mainly associated with decreased consultancy and other miscellaneous costs incurred during the six-month period ended June 30, 2022 compared to the corresponding period in 2021, as part of our recurring business. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.

9

Management fees- related party

During each of the six-month periods ended June 30, 2022 and 2021, we incurred $3.1 million and $3.0 million in management fees respectively, or a daily fee of $2,833 and $2,750 per vessel per day, respectively. The 3.3% increase in the management fees in the six-month period ended June 30, 2022, as compared to the same period in 2021, is consistent with the annual daily rate increase prescribed in our management agreement.

Depreciation

Depreciation expense for both the six months ended June 30, 2022 and the six months ended June 30, 2021 was $15.7 million.

Interest and finance costs

For the six months ended June 30, 2022 and 2021, interest and finance costs were $11.0 million and $10.8 million, respectively. The increase of $0.2 million, or 1.9%, in period interest and finance costs is due to the (i) higher weighted average interest, which was 3.5% in the six months ended June 30, 2022 as compared to 3.1% in the corresponding period which was partially counterbalanced by the reduction in interest bearing debt as compared to the corresponding period in 2021.

Gain /(Loss) on derivative instruments

On May 7, 2020 we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provides a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The interest rate swap did not qualify for hedge accounting and during the six months ended June 30, 2022 and 2021, we recognized a gain on the derivative financial instrument of $21.2 million and $4.8 million respectively.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations, equity financing and other financing transactions. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors, funding capital expenditures and working capital and maintaining cash reserves for the purpose of satisfying the liquidity covenants contained in the $675 Million Credit Facility. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended June 30, 2022, our principal sources of funds were our operating cash. Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unitholders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unitholders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.

Our short-term liquidity requirements relate to servicing the principal and interest on our debt and funding of the necessary working capital, including vessel operating expenses and payments under our vessel management agreements with our Manager.

10

Our long-term liquidity requirements relate primarily to funding capital expenditures, including the potential acquisition of additional vessels, the repayment of our long-term debt.

During the six-month period ended June 30, 2022, we generated net cash from operating activities of $33.0 million, as compared to $38.8 million in the same period in 2021, which represents a decrease of $5.8 million, or 14.9%. This decrease in net cash from operating activities was mainly attributable to (i) the lower revenues we earned in the period on the Clean Energy and the Amur River, as discussed above, and (ii) the negative effect of variations in working capital.

As of June 30, 2022, we reported cash of $100.2 million (including $50.0 million of restricted cash), which represented an increase of $3.2 million, or 3.3%, from $97 million as of December 31, 2021. As of June 30, 2022, we had available liquidity of $130.2 million, which includes our reported free cash and the $30.0 million borrowing capacity under our $30 Million Revolving Credit Facility, as amended, with our Sponsor, which was extended on November 14, 2018 for a further five-year term, and is available to us at any time until November 14, 2023. The $30 Million Revolving Credit Facility with our Sponsor remains available in its entirety as of the date of this report.

Our aggregate outstanding indebtedness as of June 30, 2022, was $543.0 million, which is gross of unamortized loan fees, under the $675 Million Credit Facility. As of the same date, we had available borrowing capacity of $30.0 million under our $30 Million Revolving Credit Facility with our Sponsor, as amended, discussed above. As of June 30, 2022, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the $675 Million Credit Facility. For further information relating to our $675 Million Credit Facility, please see Note 3 and Note 5 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2021, which was filed with the Commission on April 29, 2022, and Notes 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

As of June 30, 2022, we reported a working capital surplus of $1.9 million as compared to a working capital deficit of $13.8 million as of December 31, 2021, which represents a decrease of $15.7 million, or 114%. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.

COVID-19 update

The spread of the novel coronavirus (hereinafter referred to as COVID-19), which was declared a pandemic by the World Health Organization on March 11, 2020, has had and continues to have a significant negative impact on the global economy and has caused significant volatility in the financial markets, the severity and duration of which remains uncertain. The COVID-19 virus outbreak has negatively impacted, and may continue to impact adversely, demand for energy including LNG. Securing employment for our Fleet upon the expiration of our charters may be challenging if this environment persists.

COVID-19 has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. We are focused on maintaining our efficient operations and, above all, the health and safety of our seafarers and shore-based employees. Because of port restrictions and various quarantine measures, we continue to experience challenges with crew changes on our vessels. In light of these challenges our crew have had to and may in the future have to stay on board for longer periods and increased costs may occur in conjunction with crew changes on our vessels. The uncertainty in global capital and bank credit markets has also affected access and cost of new financing.

We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on our future operating results.

11

Conflict between Russia and Ukraine

In the six month period ended as of June 30, 2022, we earned 40% and 44% of our revenues from Yamal and SEFE which traded primarily from Russian LNG ports. Due to the recent conflicts between Russia and the Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 until the date of this report, numerous sanctions against Russia, which have not expressly prohibited LNG shipping in the main trading routes of the Partnership’s vessels. Therefore, currently our time charter contracts have not been affected by the events in Russia and Ukraine sanctions imposed to date. As of April 4, 2022, SEFE Germania, which is the indirect parent of SEFE and all its subsidiaries, was placed under the control of the German government for an indefinite period of time and the vessels under the time charters with SEFE no longer trade from Russian LNG ports. As also discussed in Note 5 of our consolidated financial statements, currently imposed sanctions, do not affect our compliance with terms imposed by its $675 Million Credit Facility.

The terms of two of our charter parties with counterparties owned or controlled by Russian entities, provide that following a sanctions event (as defined in the relevant charter parties which is not triggered by the currently imposed sanctions) the parties may enter into discussions to evaluate certain options to remedy a sanctions event provided it remains lawful for us to enter into such discussions and for a suspension period of up to two years provided always that these options would not be contrary to the sanctions. During such suspension period we have the right to trade the vessel for its own account provided that we shall seek Charterers’ consent on fixtures for a duration of longer than six months, and Charterers have an option to purchase the vessel at a purchase price as agreed within the charter party provided that the execution of such purchase option would not be contrary to the sanctions.

As there is currently uncertainty regarding the global impact of the conflict, which is ongoing, it is possible that further developments in sanctions or escalation of the conflict will affect the Partnership’s ability to continue to employ five out of its six vessels to the current charterers and the suspension, termination or cancellation of such charter parties, could thus adversely affect our results of operations, cash flows and financial condition.

Despite the continuing uncertainty, we believe that in the event of suspension, termination, cancellation of any of these charters, we will be able to enter into time charters with terms that that will be acceptable to the lenders. Thus, we believe that we will be in a position to maintain sufficient cash generating capacity to cover our working capital needs and pay our instalment obligations under the $675 Million Credit Facility, for the period ending one year after the issuance of our consolidated financial statements.

We have learned that, on April 6, 2022, OFAC designated Amsterdam Trade Bank NV (“ATB”) as (“an SDN”) pursuant to Executive Order 14024.  ATB was among several lenders to the Partnerships’ $675 Million Credit Facility. On April 22, 2022, ATB was declared bankrupt by the District Court of Amsterdam whereby the court appointed certain bankruptcy trustees (“Bankruptcy Trustees”). On July 12, 2022 the Department of the Treasury (Washington, D.C. 20220) issued Licence No. RUSSIA-EO14024-2022-921484-1 to the Bankruptcy Trustees which authorized the Bankruptcy Trustees to engage in all transactions ordinarily incident and necessary to the wind down of transactions with ATB. (“Specific Licence”).

We have not been restricted in meeting our repayment obligations by continuing to make payments of principal and/or interest to the Agent as required under the Facility Agreement and we are in compliance with the terms of the Facility Agreement.

12

On October 11, 2022 and pursuant to the Specific Licence, the Partnership and all Lenders of the $675 Million Credit Facility (including the Bankruptcy Trustees on behalf of ATB) entered into a Supplemental Agreement to the $675 Million Credit Facility and a Deed of Retirement. Pursuant to their terms, among other things:

(i)	we made a voluntary prepayment of $18,730 on October 12, 2022 which was applied in prepayment of the entire participation of ATB to the $675 Million Credit Facility, including all principal, interest and costs owing by the Partnership as borrower to ATB as of the date of the ATB Retirement;
(ii)	ATB was retired as Arranger and as Lender under the $675 Million Credit Facility;
(iii)	an amount equal to the prepayment amount was released from the Cash Collateral Account in order to make the prepayment to ATB as referred to above;
(iv)	the Agent will apply to the relevant Sanctions Authority in the U.S.A. for the return of the amount which was paid by ourselves to the Agent between March 2022 and September 2022 in relation to the principal and interest repayments for ATB and which are currently blocked by the Agent due to the application of Sanctions.

Estimated Maintenance and Replacement Capital Expenditures

Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Our Borrowing Activities

As of June 30, 2022, our outstanding borrowings relate to the $675 Million Credit Facility. For further information relating to our secured debt, please see Note 3 and Note 5 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2021, which was filed with the Commission on April 29, 2022, and Notes 3 and 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Distributions

Distributions on Series A Preferred Units

On February 14, 2022, we paid a cash distribution for the period from November 12, 2021 to February 11, 2022, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 7, 2022.

On May 12, 2022, we paid a cash distribution for the period from February 12, 2022 to May 11, 2022, of $0.5625 per unit to all Series A Preferred unitholders of record as of May 5, 2022.

On August 12, 2022, we paid a cash distribution for the period from May 12, 2022 to August 11, 2022, of $0.5625 per unit to all Series A Preferred unitholders of record as of August 5, 2022.

13

Distributions on Series B Preferred Units

On February 22, 2022, we paid a cash distribution for the period from November 22, 2021 to February 21, 2022, of $0.546875 per unit to all Series B Preferred unitholders of record as of February 14, 2022.

On May 23, 2022, we paid a cash distribution for the period from February 22, 2022 to May 21, 2022, of $0.546875 per unit to all Series B Preferred unitholders of record as of May 16, 2022.

On August 22, 2022, we paid a cash distribution for the period from May 22, 2022 to August 21, 2022, of $0.546875 per unit to all Series B Preferred unitholders of record as of August 15, 2022.

Cash Flows

The following table summarizes our net cash flows from/(used in) operating, investing and financing activities and our cash and cash equivalents for the six month periods ended June 30, 2022 and 2021:

	Six months ended June 30,
(in thousands of U.S. Dollars)	2022	2021
Net cash provided by operating activities	$33,032	$38,768
Net cash used in investing activities	(585)	—
Net cash used in financing activities	(29,229)	(26,966)
Cash and cash equivalents and restricted cash at beginning of period	97,015	74,979
Cash and cash equivalents and restricted cash at end of period	$100,233	$86,781

Operating Activities

Net cash from operating activities amounted to $33.0 million for the six months ended June 30, 2022, as compared to $38.8 million for the same period in 2021. This decrease in net cash from operating activities was mainly attributable to (i) the lower revenues we earned in the period on the Clean Energy and the Amur River, as discussed above, and (ii) the negative effect of variations in working capital.

Net cash from operating activities amounted to $38.8 million for the six months ended June 30, 2021, as compared to $26.8 million for the same period in 2020. This increase in net cash from operating activities was mainly attributable to (i) the favorable movement of the working capital accounts in the six-month period ended June 30, 2021, relative to the corresponding period in 2020 and (ii) the decrease in finance costs.

Investing activities

Net cash from investing activities amounted to $0.6 million for the six months ended June 30, 2022, as compared to $nil for the same period in 2021. This increase in net cash from investing activities was attributable to cash outflows for the installation of the ballast water treatment system of the Clean Energy and the Amur River.

No cash was used in investing activities during both the six month periods ended June 30, 2021 and 2020.

14

Financing activities

Net cash used in financing activities was $29.2 million during the six months ended June 30, 2022 and consisted of: (i) payment of $24.0 million of regular principal payment under the $675.0 Million Credit Facility, (ii) distributions of $5.8 million paid to our preferred unitholders during the period (see “Distributions” above), (iii) receipt of $0.6 million for derivative instruments.

Net cash used in financing activities was $27.0 million during the six months ended June 30, 2021 and consisted of: (i) payment of $24.0 million of regular principal payment under the $675.0 Million Credit Facility, (ii) distributions of $5.8 million paid to our preferred unitholders during the period (see “Distributions” above), (iii) $3.4 million in proceeds from issuance of common units net of payments for securities registration and other filing costs and (iv) payment of $0.6 million for derivative instruments.

15

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

F-1

DYNAGAS LNG PARTNERS LP

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Condensed Balance Sheets as of June 30, 2022 (unaudited) and December 31, 2021	F-3

Unaudited Interim Condensed Consolidated Statements of Income for the six month periods ended June 30, 2022 and 2021	F-4

Unaudited Interim Consolidated Statements of Partners’ Equity for the six month periods ended June 30, 2022 and 2021	F-5

Unaudited Interim Consolidated Statements of Cash Flows for the six month periods ended June 30, 2022 and 2021	F-6

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

F-2

DYNAGAS LNG PARTNERS LP

Unaudited Consolidated Condensed Balance Sheets

As of June 30, 2022 (unaudited) and December 31, 2021

(Expressed in thousands of U.S. Dollars — except for unit data)

	Note	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$50,233	$47,015
Restricted cash, current portion		18,426	—
Trade accounts receivable		653	90
Prepayments and other assets		1,767	1,454
Inventories		2,661	909
Derivative financial instrument, current portion	6,11	14,448	555
Due from related party, current	3	2,409	1,144
Total current assets		90,597	51,167

FIXED ASSETS, NET:
Vessels, net	2,4	838,836	853,190
Total fixed assets, net		838,836	853,190

OTHER NON-CURRENT ASSETS:
Restricted cash		31,574	50,000
Due from related party	3	1,350	1,350
Deferred charges	2	1,545	1,505
Derivative financial instrument, non-current portion	6,11	15,001	8,269
Total assets		$978,903	$965,481

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,012 and $2,053, respectively	5	$62,449	$45,947
Trade payables		11,492	5,653
Due to related party	3	176	247
Accrued liabilities		2,969	1,421
Unearned revenue		11,660	11,660
Total current liabilities		88,746	64,928

NON-CURRENT LIABILITIES:
Deferred revenue		2,891	3,050
Long-term debt, net of current portion and unamortized deferred financing fees of $1,975 and $2,981, respectively	5	476,564	516,019
Total non-current liabilities		479,455	519,069

Commitments and contingencies	7	—	—
PARTNERS’ EQUITY:
Common unitholders (unlimited authorized; 36,802,247 units issued and outstanding as at June 30, 2022 and December 31, 2021)	8	283,923	254,734
Series A Preferred unitholders (3,450,000 authorized; 3,000,000 Series A Preferred Units issued and outstanding as at June 30, 2022 and December 31, 2021)	8	73,216	73,216
Series B Preferred unitholders: (2,530,000 authorized; 2,200,000 Series B Preferred Units issued and outstanding as at June 30, 2022 and December 31, 2021)	8	53,498	53,498
General Partner (35,526 units issued and outstanding as at June 30, 2022 and December 31, 2021)	8	65	36
Total partners’ equity		410,702	381,484
Total liabilities and partners’ equity		$978,903	$965,481

The accompanying notes are an integral part of these unaudited interim consolidated condensed financial statements.

F-3

DYNAGAS LNG PARTNERS LP

Unaudited Interim Condensed Consolidated Statements of Income

For the six month periods ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		Six months ended June 30,
	Note	2022	2021
REVENUES:
Voyage revenues		$66,679	$67,377
EXPENSES:
Voyage expenses (including related party)	3	(1,376)	(1,370)
Vessel operating expenses		(14,978)	(14,493)
General and administrative expenses (including related party)	3	(1,453)	(1,723)
Management fees-related party	3	(3,076)	(2,987)
Depreciation	2,4	(15,739)	(15,725)
Dry-docking and special survey costs		(5,385)	—
Operating income		$24,672	$31,079

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 10	(11,041)	(10,831)
Interest income		3	—
Gain/ (Loss) on derivative financial instruments	11	21,231	4,763
Other, net		134	(31)
Total other income/ (expenses)		10,327	(6,099)
Partnership’s Net Income		$34,999	$24,980
Common unitholders’ interest in Net Income		$29,189	$19,180
Series A Preferred unitholders’ interest in Net Income		$3,375	$3,375
Series B Preferred unitholders’ interest in Net Income		$2,406	$2,406
General Partner’s interest in Net Income		$29	$19
Earnings per unit, basic and diluted:	9
Common unit (basic and diluted)		$0.79	$0.53
Weighted average number of units outstanding, basic and diluted:	9
Common units		36,802,247	36,201,051

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

F-4

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Partners’ Equity

For the six month periods ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars—except for unit data)

					Partners’ Capital
	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE,	3,000,000	2,200,000	35,612,580	35,526	$73,216	$53,498	$209,784	$(5)	$336,493
-Net income	—	—	—	—	3,375	2,406	19,180	19	24,980
-Issuance of common stock, net of issuance costs (Note 8)	—	—	1,189,667	—	—	—	3,294	—	3,294
-Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(3,375)	(2,406)	—	—	(5,781)
BALANCE, June 30, 2021	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$232,258	$14	$358,986

					Partners’ Capital
	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE,	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$254,734	$36	$381,484
-Net income	—	—	—	—	3,375	2,406	29,189	29	34,999
-Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(3,375)	(2,406)	—	—	(5,781)
BALANCE,	3,000,000	2,200,000	36,802,247	35,526	$73,216	$53,498	$283,923	$65	$410,702

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

F-5

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

	Note	June 30, 2022	June 30, 2021
Cash flows from Operating Activities:
Net income:		$34,999	$24,980
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	15,739	15,725
Amortization and write-off of deferred financing fees	10	1,047	1,162
Deferred revenue amortization		(159)	330
Amortization and write off of deferred charges		107	392
(Gain)/ Loss on derivative financial instruments	11	(21,231)	(4,763)
Dry-docking and special survey costs		5,385	—
Changes in operating assets and liabilities:
Trade accounts receivable		(563)	338
Prepayments and other assets		(555)	(317)
Inventories		(1,752)	(30)
Due from/to related parties		(1,336)	(1,088)
Deferred expenses		—	(9)
Trade accounts payable		548	712
Accrued liabilities		803	40
Unearned revenue		—	1,296
Net cash provided by Operating Activities		$33,032	$38,768

Cash flows used in Investing Activities:
Ballast water treatment system installation	2,4	(585)	—
Net cash used in Investing Activities		$(585)	$—

Cash flows from Financing Activities:
Net proceeds from issuance of common units	8	—	3,407
Payment of securities registration and other filing costs	8	—	(13)
Distributions declared and paid	8	(5,781)	(5,781)
Repayment of long-term debt	5	(24,000)	(24,000)
Receipt/ (Payment) of derivative instruments	11	552	(579)
Net cash used in Financing Activities		$(29,229)	$(26,966)

Net increase in cash and cash equivalents and restricted cash		3,218	11,802
Cash and cash equivalents and restricted cash at beginning of the period		97,015	74,979
Cash and cash equivalents and restricted cash at end of the period		$100,233	$86,781
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		50,233	36,781
Restricted cash		50,000	50,000
Cash and cash equivalents and restricted cash		$100,233	$86,781

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

F-6

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information:

Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the “IPO”), pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO, the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (i) an omnibus agreement with the Sponsor, as amended (Note 3(c)), (the “Omnibus Agreement”) and, (ii) a $30 million interest free revolving credit facility with its Sponsor (the “$30 million Sponsor Facility”) (Note 3(b)), which was extended on November 14, 2018 until November 2023, to be used for general Partnership purposes.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which the Partnership operates, the way the Partnership operates its business, and the businesses of its charterers and suppliers. Since the outbreak, the Partnership has incurred increased costs as a result of the preventative measures imposed in various jurisdictions creating delays and additional complexities with respect to port calls and crew rotations. However, for the six month period ended June 30, 2022, the Partnership did not experience any significant negative financial impacts to its results of operations or financial position as a result of COVID-19.

The Partnership earned in the six month period ended as of June 30, 2022, 40% and 44% of its revenues from Yamal Trade Pte. Ltd. (“Yamal”) and SEFE Marketing and Trading Singapore Pte. Ltd (‘SEFE”) (formerly known as Gazprom Marketing & Trading Singapore Pte Ltd), which traded primarily from Russian LNG ports. Due to the recent Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations announced and enacted from February 2022 to date, numerous sanctions against Russia which have not expressly prohibited LNG shipping in the main trading routes of the Partnership’s vessels. The Partnership’s time charter contracts have therefore currently not been affected by the sanctions imposed to date due to the events in Russia and Ukraine. As of April 4, 2022, SEFE Germania, which is the indirect parent of SEFE and all its subsidiaries, was placed under the control of the German government for an indefinite period of time and the vessels under the time charters with SEFE no longer trade from Russian LNG ports.

As also discussed in Note 5, currently imposed sanctions, do not affect the Partnership’s compliance with terms imposed by its $675 Million Credit Facility.

As there is currently uncertainty regarding the global impact of the conflict which is ongoing, it is possible that further developments in sanctions or escalation of the conflict will affect the Partnership’s ability to continue to employ five out of its six of its vessels to the current charterers and the suspension, termination or cancellation of such charter parties, could thus adversely affect the Partnership’s results of operation, cash flows and financial condition. The Partnership believes that despite the continuing uncertainty, in the event of suspension, termination, cancellation of any of these charters, it will be able to enter into replacement time charters acceptable to the lenders. Thus, the Partnership believes that it will be in a position to maintain sufficient cash generating capacity to cover its working capital needs and pay its installment obligations and be in compliance with all financial and non- financial covenants prescribed in its $675 Million Credit Facility, for the period ending twelve months after the issuance of the unaudited interim condensed consolidated financial statements.

As of June 30, 2022, the Partnership had a working capital surplus of $1.9 million as compared to the working capital deficit of $13.8 million as of December 31, 2021. The Partnership believes that current sources of funds and those that the Partnership anticipates to internally generate for a period of at least the next twelve months, will be sufficient to fund the operations of its Fleet, and to meet the Partnership’s normal working capital requirements, service principal and interest debt, and make the required distribution on Series A Preferred Units and Series B Preferred Units in accordance with the Partnership’s Agreement. Accordingly, the Partnership continues to adopt the going concern basis in preparing its financial statements.

F-7

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of June 30, 2022:

Vessel Owning Subsidiaries:

Company Name	Country of incorporation/ formation	Vessel Name	Delivery date from shipyard	Delivery date to Partnership	Cbm Capacity
Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	October 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River	July 2007	October 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River	January 2008	October 2013	149,700
Fareastern Shipping Limited (“Fareastern”)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/ formation	Purpose of incorporation
Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 2019 Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG Carriers Ltd.	Marshall Islands	Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.
Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership’s Term Loan discussed under Note 5.

F-8

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):

Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 3(a)).

As of June 30, 2022, the Partnership’s Sponsor owned 42.4% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S Securities and Exchange Commission (“SEC”) for interim financial reporting. The unaudited interim condensed consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.

These unaudited interim condensed consolidated financial statements and accompanying notes should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2021 and notes thereto included in its Annual Report on Form 20-F, filed with the SEC on April 29, 2022. In the opinion of the Partnership’s management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial position, operating results and cash flows have been included in the financial statements for the periods presented. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

During the six month periods ended June 30, 2022 and 2021, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	2022	2021
A	44%	45%
B	40%	39%
C	16%	16%
Total	100%	100%

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A summary of the Partnership’s significant accounting policies can be found in the Partnership’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 29, 2022. There have been no material changes to these policies in the six month period ended June 30, 2022, except for as discussed below:

Ballast Water Treatment System: During the six month period ended June 30, 2022, the Partnership installed a ballast water treatment system (“BWTS”), on one of its vessels. The cost of the BWTS amounted to $1,385 in the aggregate. The cost of the BWTS was accounted as major improvement and was capitalized to vessels’ cost and will be depreciated over the remaining useful life of each vessel. In addition, the cost of the BWTS equipment for other vessels, not yet installed, is included in “Deferred charges, non-current” in the consolidated balance sheets. Amounts paid for the additions are included in “Ballast water treatment system installation” under “Cash flows used in investing activities” in the consolidated statements of cash flows.

F-9

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Recent Accounting Pronouncements Adopted

On January 1, 2022, the Partnership adopted ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on certain aspects of hedge accounting. The adoption of ASU No. 2021-01 did not have a material effect in the Partnership’s consolidated financial statements and disclosure as none of the Partnership’s floating rate credit facilities are based on the U.S. dollar LIBOR rates that were discontinued as of January 1, 2022.

On January 1, 2022, the Partnership adopted ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The adoption of ASU No. 2021-04 did not have a material effect in the Partnership’s consolidated financial statements and disclosures.

On January 1, 2022, the Partnership adopted ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. The adoption of ASU No. 2021-05 did not have a material effect in the Partnership’s consolidated financial statements and disclosures.

Recent Accounting Pronouncements – Not Yet Adopted

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim financial statements for the six months ended June 30, 2022.

3. Transactions with related parties:

During the six-month periods ended June 30, 2022 and 2021, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of income:

F-10

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

	Six months ended June 30
	2022	2021
Included in voyage expenses – related party
Charter hire commissions (a)	$826	$851
Included in general and administrative expenses – related party
Executive services fee (d)	$296	$324
Administrative services fee (e)	$60	$60
Management fees-related party
Management fees (a)	$3,076	$2,987

As of June 30, 2022 and December 2021, balances with related parties consisted of the following:

	Period/Year ended
	2022	2021
Assets:
Working capital advances granted to the Manager (a)	$2,409	$1,144
Security deposits to Manager (a)	$1,350	$1,350
Total assets due from related party, non-current	$3,759	$2,494

Liabilities included in Due to related party:
Executive service charges due to Manager (d)	$145	$155
Administrative service charges due to Manager (e)	$30	$30
Management fees due to Manager (a)	$—	$—
Other Partnership expenses due to Manager	$1	$62
Total liabilities due to related party, current	$176	$247

(a) Dynagas Ltd.

The Partnership has entered into a master management agreement (the “Master Agreement”) with Dynagas Ltd. (the “Manager”), for the provision of commercial, technical, crew, accounting and vessel administrative services to the Partnership’s owned or controlled vessels for a technical management fee of $2,750 per day per vessel commencing on January 1, 2021. Beginning on the first calendar year after the commencement of the Master Agreement and each calendar year thereafter, these fees are adjusted upwards by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such further increase is to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership’s Conflicts Committee.

Under the terms of the Master Agreement, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses and general and administrative expenses that are not covered by the management fees.

F-11

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

The Master Agreement initially terminates on December 31, 2030 and upon expiration, automatically extends in additional five-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries. In the event the Master Agreement is terminated for any reason other than default by the Manager, the applicable management fee under the Master Agreement shall continue to be payable for a further period of six months as from the effective date of such termination. The Manager may also terminate the Master Agreement in the event that the Partnership undergoes a change of control, in which case, subject to and pursuant to the terms of the Master Agreement, the Partnership would be required to pay to the Manager an amount equal to the net present value calculated at a discount rate of 5% per annum of the total aggregate management fees payable from the date of such termination to June 30th in the tenth year following the date of termination based on the number of Vessels managed at the date of termination (as contemplated under the Master Agreement).

During both of the six month periods ended June 30, 2022 and 2021, each vessel was charged a daily management fee of $2.8. During the six-month periods ended June 30, 2022 and 2021, management fees under the vessel Master Agreement amounted to $3,076, and $2,987 respectively, and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income.

The Master Agreement also provides for:

(i)	a commission of 1.25% over charter-hire agreements; and

During the six month periods ended June 30, 2022 and 2021, charter hire commissions under the Master Agreement amounted to $826 and $851, respectively, and are included in Voyage expenses-related party in the accompanying unaudited interim condensed consolidated statements of income.

The Master Agreement also provides for an advance equal to three months daily management fee, which shall continue to be maintained during its’ term by the Manager. Such advances as of June 30, 2022 and 2021, amounted to $1,350, are separately reflected in Non-Current Assets as Due from related party in the consolidated condensed balance sheets.

In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of June 30, 2022 and December 31, 2021 amounts of $2,409 and $1,144, respectively, were due to the Manager in relation to these operating expenses.

(b) Loan from related party

On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital.

The $30 million Sponsor Facility was extended on November 14, 2018, for an additional term of five years on terms and conditions identical to the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility which is until November 2023. No amounts have been drawn under the respective facility as of June 30, 2022 and December 31, 2021.

F-12

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):

(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement

At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out, (i) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and (ii) the Sponsor’s provisions of certain indemnities in favor of the Partnership.

(d) Executive Services Agreement

On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $591 on the basis of an average Euro/US Dollar exchange rate of €1.0000/$1.0990 in the six-month period ended June 30, 2022), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the six month periods ended June 30, 2022 and 2021, executive service fees amounted to $296 and $324, respectively, and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.

(e) Administrative Services Agreement

On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by Dynagas. During the six month periods ended June 30, 2022 and 2021, administrative service fees amounted to $60 and are included in general and administrative expenses – related party in the accompanying unaudited interim condensed consolidated statements of income.

4. Vessels, net:

The amounts in the consolidated condensed balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2021	$1,167,909	$(314,719)	$853,190
Additions	1,385	—	1,385
Depreciation	—	(15,739)	(15,739)
Balance June 30, 2022	$1,169,294	$(330,458)	$838,836

During the six month period ended June 30, 2022, an amount of $1,385 of costs were capitalized in relation to the installation of ballast water treatment systems. The cost of the ballast water treatment system has been capitalized to vessels’ cost upon the completion of its’ installation, and will be depreciated over the remaining useful life of the respective vessels.

F-13

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Vessels, net (continued):

In addition, other long-term investments, relating to vessels’ equipment not yet installed, are included in “Deferred charges, non-current” in the consolidated balance sheets. Amounts paid in each period in relation to the aforementioned additions are included in “Ballast water treatments system installation” under “Cash flows used in investing activities” in the consolidated statements of cash flows.

As of June 30, 2022, all vessels comprising the Partnership’s fleet were first priority mortgaged as collateral to secure the $675 Million Credit Facility, further discussed in Note 5.

5. Long-Term Debt:

The amounts shown in the consolidated condensed balance sheets are analyzed as follows:

		Period/ Year Ended
		June 30,	December 31,
Debt instruments	Borrowers-Issuers	2022	2021

$675 Million Credit Facility	Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited, Solana Holding Ltd.	543,000	567,000
Total debt		$543,000	$567,000
Less deferred financing fees		(3,987)	(5,034)
Total debt, net of deferred finance costs		$539,013	$561,966
Less current portion, net of deferred financing fees		$(62,449)	$(45,947)

Long-term debt, net of current portion and deferred financing fees		$476,564	$516,019

$675 Million Senior Secured Term Loan Facility ($675 Million Credit Facility)

On September 18, 2019, Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited and Solana Holding Ltd., wholly owned by the Partnership, as co-borrowers, entered into a syndicated $675.0 million senior secured term loan, the $675 Million Credit Facility, with leading international banks. On September 25, 2019, the amount of $675.0 million was drawn under the $675 Million Credit Facility and the Partnership repaid in full the indebtedness outstanding under the $480 Million Senior Secured Term Loan Facility of $470.4 million; and on October 30, 2019, the remaining amount of $204.6 million plus cash on hand was used to repay the $250 Million Senior Unsecured Notes due 2019.

The $675 Million Credit Facility bears interest at U.S. LIBOR (in case LIBOR is less than zero, LIBOR shall be deemed to be zero) plus 3.00% margin and is secured by, among other things, first priority mortgages on the six LNG vessels in the Partnership's fleet. The $675 Million Credit Facility is repayable over five years in 20 consecutive quarterly payments plus a balloon payment in the fifth year.

F-14

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):

The $675 Million Credit Facility contains financial covenants that require the Partnership to:

•	meet a specified minimum ratio of Cash and Cash Equivalents to Total Liabilities;
•	meet a specified maximum ratio of Total Liabilities to the Market Value Adjusted Total Assets; and
•	maintain a minimum liquidity of $50.0 million in a restricted Cash Collateral Account.

The $675 Million Credit Facility restricts the Partnership from declaring or making any distributions to its common unit-holders while borrowings are outstanding. Scheduled distributions to the preferred unit-holders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding.

The $675 Million Credit Facility also contains covenants that require the Partnership to:

•	prevent the direct or indirect use of any of its mortgaged vessels by, or for the benefit of, any Prohibited Person or any person owned or controlled by any Prohibited Person in accordance with country-wide or territory wide Sanctions;
•	procure that no proceeds, funds or benefit from any activity or dealing with or involving a Prohibited Person will be used in discharging any obligation due to its lenders;
•	enter into an approved time charter commitment following the cancellation, rescission, frustration or withdrawal from the original charter party, if a vessel is withdrawn from service under a time charter before the time charter’s scheduled expiration, which in the opinion of the Agent of the $675 Million Credit Facility will be under not less favorable terms to the Partnership and the Lenders than those of the original charter party.

The Partnership has learned that, on April 6, 2022, the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") designated Amsterdam Trade Bank NV (“ATB”) as a Specially Designated National (“SDN”) pursuant to Executive Order 14024. ATB was among several lenders to the Partnerships’ $675 Million Credit Facility. On April 22, 2022, ATB was declared bankrupt by the District Court of Amsterdam whereby the court appointed certain bankruptcy trustees (“Bankruptcy Trustees”). On July 12, 2022 the Department of the Treasury (Washington, D.C. 20220) issued Licence No. RUSSIA-EO14024-2022-921484-1 to the Bankruptcy Trustees which authorized the Bankruptcy Trustees to engage in all transactions ordinarily incident and necessary to the wind down of transactions with ATB. (“Specific Licence”).

The Partnership has not been restricted in meeting its repayment obligations by continuing to make payments of principal and/or interest to the Agent as required under the Facility Agreement.

On October 11, 2022 (Note 12) and pursuant to the Specific Licence, the Partnership and all Lenders of the $675 Million Credit Facility (including the Bankruptcy Trustees on behalf of ATB) entered into a Supplemental Agreement to the $675 Million Credit Facility and a Deed of Retirement. Pursuant to their terms, among other things:

(i)	the Partnership made a voluntary prepayment of $18,730 which was effected on October 12, 2022 and applied in prepayment of the entire participation of ATB to the $675 Million Credit Facility, including all principal, interest and costs owing by the Partnership as borrower to ATB;
(ii)	ATB was retired as Arranger and as Lender under the $675 Million Credit Facility;
(iii)	an amount equal to the prepayment amount was released from the Cash Collateral Account in order to make the prepayment to ATB referred to above.;
(iv)	the Agent will apply to the relevant Sanctions Authority in the U.S.A. for the return to the Partnership of the amount which was paid by the Partnership to the Agent between March 2022 and September 2022 in relation to the principal and interest repayments for ATB and which are currently blocked by the Agent due to the application of Sanctions.

F-15

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):

As of June 30, 2022, the Partnership was in compliance with all financial covenants and non-financial covenants prescribed in its $675 Million Credit Facility. In connection with the recent Russian conflicts with Ukraine and the numerous sanctions imposed to Russia, as described in Note 1, the Partnership evaluated the terms of its $675 Million Credit Facility and concluded that as of the date of the issuance of these to unaudited interim condensed consolidated financial statements, the Partnership is in compliance with the terms of the facility.

The annual principal payments for the Partnership’s outstanding $675 Million Credit Facility as at June 30, 2022, required to be made after the balance sheet date were as follows:

Year ending June 30,	Amount
2023	$64,461
2024	49,332
2025	429,207
Total long-term debt	$543,000

The weighted average interest rate on the Partnership’s long-term debt for the six month periods ended June 30, 2022 and 2021 was 3.5% and 3.1%, respectively.

Total interest incurred on long-term debt for the six month periods ended June 30, 2022 and 2021, amounted to $9,764 and $9,531 respectively, and is included in Interest and finance costs (Note 10) in the accompanying unaudited interim condensed consolidated statements of income.

6. Fair Value Measurements:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated condensed balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated condensed balance sheets. The fair value of the non-current portion of the amounts due from related parties, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $979 as of June 30, 2022, compared to its carrying value of $1,350 as of the same date.
•	Long-term debt: The $675 Million Credit Facility discussed in Note 5, has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans.
•	Derivative financial instrument: The carrying values reported in the consolidated condensed balance sheets for the swap transaction are determined through Level 2 of the fair value hierarchy and are derived principally from interest rates, yield curves and other items that allow value to be determined.

A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

F-16

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Fair Value Measurements (continued):

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
•	Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and
•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the determination of the fair value of the assets or liabilities.

The following table summarizes the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	Significant Other Observable Inputs (Level 2)
Recurring measurements:	June 30, 2022	December 31, 2021
Loan	$543,000	$567,000
Interest rate swaps	$29,449	$8,824

7. Commitments and Contingencies:

(a) Long-term leases:

The Partnership employs its vessels under time charter contracts. Certain of its time charters provide for variable lease payments, escalating lease payments, charterers’ options to extend the lease terms, termination clauses and charterers’ options to purchase the underlying assets. The Partnership, in order to calculate future minimum contracted lease payments, has assessed all the relevant factors that create an economic incentive for the lessee to be reasonably certain to exercise lease renewal, termination or purchase options.

As at June 30, 2022, one of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates.

Specifically, as at June 30, 2022 under two of the Partnership’s time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment and in such case the Partnership may not receive the contracted revenues thereunder.

The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.

The Partnership’s future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of June 30, 2022, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

F-17

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):

Period/ Year ending December 31,	Amount
2022 (period)	63,195
2023	119,046
2024	103,935
2025	103,478
2026	90,580
2027 and thereafter	356,483
Total	$836,717

(b) Legal Proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels.

Currently, management is not aware of any such claims not covered by insurance or contingent liabilities which should be disclosed (other than that referred below) or for which a provision should be established in the accompanying unaudited consolidated condensed financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is then able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited consolidated condensed financial statements. The Partnership is covered in the event of any liabilities associated with the individual vessels’ actions up to the maximum limits as provided for by the Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

On May 16, 2019, a purported stockholder of the Partnership filed a putative class action lawsuit against the Partnership and certain related entities and individual officers and directors of the Partnership in the United States District Court for the Southern District of New York (Case No.19- cv-04512). The complaint purported to be brought on behalf of shareholders who purchased the common stock of the Partnership between February 16, 2018 and March 21, 2019. The Complaint generally alleged that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, new charter agreements that the Partnership entered into with various energy companies and the Partnership’s expectations about its ability to sustain its quarterly distribution.

On August 19, 2019, the Court appointed a group of shareholders as Lead Plaintiffs in the action, who filed an amended complaint on September 26, 2019. The amended complaint made allegations similar to those in the original complaint, extended the class period (December 21, 2017 through March 21, 2019), added as defendants three additional directors of the Partnership and the underwriters of the Partnership’s Series B Preferred Units Offering, and asserted new claims under Section 20A of the Securities Exchange Act of 1934 on behalf of plaintiffs who acquired Partnership securities or sold put options contemporaneously with the Series B Preferred Units Offering, and under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 based on allegedly false and/or misleading statements in the offering documents for the Series B Preferred Units Offering.

On May 21, 2021, the parties executed a settlement agreement which was finally approved by the Court by order dated November 5, 2021. In July 2021, the settlement was covered in full by the Partnership’s directors’ and officers’ insurance. The Partnership, related entity defendants, and individual defendants continue to believe that the claims asserted against them in the litigation were without merit and the Partnership had not conceded or admitted any wrongdoing or liability, and was not conceding any wrongdoing or liability in agreeing to settle the litigation.

(c) Technical and Commercial Management Agreement:

As further disclosed in Note 3, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative and technical management of its vessels pursuant to certain Management Agreement.

a)	For the commercial services provided under the Master Agreement, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $10,459.
b)	Management fees for the period from July 1, 2022 to the date of the expiration of the agreements on December 31, 2030, adjusted for the 3% annual inflation in accordance with the terms of the Management Agreements, are estimated to amount to $59,981.

F-18

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity:

Series A Preferred Units:

On July 20, 2015, the Partnership concluded an underwritten public offering of 3,000,000 9% Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received $72.3 million of proceeds from this offering, net of the $2.4 million underwriting discount of and incurred offering expenses of $0.3 million.

Series B Preferred Units:

On October 23, 2018, the Partnership concluded the underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received net proceeds of $53.0 million from this offering, after deducting underwriters’ discounts and commissions and offering expenses, which amounted to $2.0 million.

Concurrently with the conclusion of the Series B Preferred Units Public Offering, the Partnership entered into the Limited Partnership Agreement in order to, among others, conform its provisions to the terms and provisions related to the issuance of the Series B Preferred Units and to remove references to subordinated units and subordinated period that are no longer in effect.

As of June 30, 2022, the Partnership had 36,802,247 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.

Common and General Partner unit distribution provisions:

The Partnership pays distributions in the following manner:

• first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until the distributed amount in respect of each common unit equals the minimum quarterly distribution; and

• second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

F-19

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):

The percentage allocations of available cash from operating surplus among the common unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are illustrated below. The percentage interests shown for the common unitholders, the General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assumes that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest. Under the Limited Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the first target distribution level.

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

On September 26, 2019 the Partnership announced that pursuant to the closing of the $675 Million Credit Facility (Note 5), the Partnership is prohibited from paying distribution to its common unit-holders while borrowings are outstanding under the $675 Million Credit Facility.

Preferred Units distribution and redemption provisions:

Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Distributions are payable at a distribution rate of 9.00% per annum of the stated liquidation preference.

Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. No Series A Preferred Units were redeemed as of June 30, 2022.

Distributions on the Series B Preferred Units are cumulative from the date of original issue and are payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units are payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to three-month LIBOR plus a spread of 5.593% per annum of the stated liquidation preference per unit.

F-20

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):

At any time on or after November 22, 2023, the Series B Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

The Series A Preferred Units and the Series B Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership’s indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank pari passu with the Series B Preferred Units. Both the Series A Preferred Units and the Senior B Preferred Units rank senior to the Partnership’s common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units and the Series B Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units and the Series B Preferred Units as to payment of distributions. The Series A Preferred Units and the Series B Preferred Units are rank junior to all of the Partnership’s existing and future indebtedness. The interests of the holders of Series A Preferred Units or Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred units or Series B Preferred Units, and by other transactions.

Common unit distributions:

No quarterly cash distributions to Common unitholders were made with respect to the six month period ended June 30, 2022 and 2021.

Series A Preferred unit distributions:

On January 20, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2021 to February 11, 2022. The cash distribution was paid on February 14, 2022, to all Series A preferred unitholders of record as of February 7, 2022.

On April 20, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2022 to May 11, 2022. The cash distribution was paid on May 12, 2022, to all Series A preferred unitholders of record as of May 5, 2022.

Series B Preferred unit distributions:

On January 31, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2021 to February 21, 2022. The cash distribution was paid on February 22, 2022, to all Series B preferred unitholders of record as of February 14, 2022.

On April 29, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2022 to May 21, 2022. The cash distribution was paid on May 23, 2022, to all Series B preferred unitholders of record as of May 16, 2022.

General Partner Distributions:

During the six-month periods ended June 30, 2022 and 2021, no payments were made by the Partnership to its General Partner as a holder of the incentive distribution rights.

F-21

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):

At the market” equity program:

On July 2, 2020, the Partnership entered into an ATM Sales Agreement (the “Original Agreement”) for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. On August 19, 2020, the Partnership terminated the above mentioned ATM Sales Agreement and entered into an amended and restated ATM Sales Agreement (the “A&R Sales Agreement”), for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million.

No common units were sold under the A&R Sales Agreement during the six month period ended June 30, 2022. During the six month period ended June 30, 2021, the Partnership issued and sold 1,189,667 of common units resulting in net proceeds of $3.3 million under the A&R Sales Agreement.

9. Earnings per Unit:

The Partnership calculates earnings/ (loss) per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned.

Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the six month periods ended June 30, 2022 and 2021.

The calculations of the basic and diluted earnings per common unit are presented below:

	Six months ended June 30,
	2022	2021
Partnership’s Net income	$34,999	$24,980
Less:
Net Income attributable to preferred unitholders	5,781	5,781
General Partner’s interest in Net Income	29	19
Net income attributable to common unitholders	$29,189	$19,180
Weighted average number of common units outstanding, basic and diluted	36,802,247	36,201,051
Earnings per common unit, basic and diluted	$0.79	$0.53

10. Interest and Finance Costs:

The amounts in the unaudited interim condensed consolidated statements of income are analyzed as follows:

	Six months ended June 30,
	2022	2021
Interest expense (Note 5)	$9,764	$9,531
Amortization of deferred financing fees	1,047	1,162
Other	230	138
Total	$11,041	$10,831

F-22

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

11. Derivative financial instruments:

On May 7, 2020, the Partnership entered into a floating to fixed interest rate swap transaction with a leading international bank, for the purpose of managing its exposure to LIBOR variability that the Partnership has under the $675 Million Credit Facility. The swap transaction, which is effective from June 29, 2020, provides for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of the Partnership’s debt outstanding under its $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The swap agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings.

As of June 30, 2022 and December 31, 2021, the outstanding notional amount of Partnership’s interest rate swap was $543.0 million and $567.0 million respectively. The fair value of this interest rate swap outstanding at June 30, 2022 and December 31, 2021 amounted to an asset of $29,449 and a liability of $8,824 respectively (Note 6) and is included in Derivative financial instrument in consolidated condensed balance sheets as presented in the table below.

As of June 30, 2022 and 2021, the Partnership recognized a gain on derivative financial instruments of $21.2 million and $4.8 million, respectively, which is included in Gain/ (Loss) on derivative financial instrument in the accompanying unaudited interim condensed consolidated statements of income as presented in the table below.

The realized gain on non-hedging interest rate swaps included in “Gain/ (Loss) on derivative financial instruments, net” amounted to $0.6 million for the six month period ended June 30, 2022 and the realized loss on non-hedging interest rate swaps amounted to $0.6 million for the six month period ended June 30, 2021.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of the derivative instrument reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains/ (losses) on derivative positions reflected in the unaudited interim condensed consolidated Statement of Income.

Derivative Instruments not designated as hedging instruments – Balance Sheet Location

		Assets
Derivative	Balance Sheet Location	June 30, 2022	December 31, 2021
Interest rate swap	Derivative financial Instruments, Current	14,448	555
Interest rate swap	Derivative financial Instruments, non- Current	15,001	8,269
	Total	$29,449	$8,824

F-23

DYNAGAS LNG PARTNERS LP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2022

(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

11. Derivative financial instruments (continued):

Derivatives Instruments not designated as Hedging Instruments – Net effect on the Consolidated Condensed Statements of Income

	Net Realized and Unrealized Gain/ (Loss) Recognized on Statement of Income Location	Six months ended June 30,
		2022	2021
Interest rate swap	Gain/ (Loss) on derivative instruments	21,231	4,763
Total		$21,231	$4,763

12. Subsequent Events:

(a)	Quarterly Series A Preferred unit cash distribution: On July 21, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period May 12, 2022 to August 11, 2022. The cash distribution was paid on August 12, 2022, to all Series A preferred unitholders of record as of August 5, 2022.

(b)	Quarterly Series B Preferred unit cash distribution: On July 29, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from May 22, 2022 to August 21, 2022. The cash distribution will be paid on August 22, 2022, to all Series B preferred unitholders of record as of August 15, 2022.

(c)	Prepayment of ATB’s participation in $675 Million Credit Facility: On October 11, 2022 and pursuant to the designation of Amsterdam Trade Bank by OFAC as an SDN, the Partnership entered into a Supplemental Agreement and a Deed of Retirement with the lenders of the $675 Million Credit Facility’s, pursuant to which on October 12, 2022 the ATB participation was fully prepaid (Note 5).

(d)	Quarterly Series A Preferred unit cash distribution: On October 21, 2022, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period August 12, 2022 to November 11, 2022. The cash distribution is payable on November 14, 2022, to all Series A preferred unitholders of record as of November 7, 2022.

(e)	Quarterly Series B Preferred unit cash distribution: On October 31, 2022, the Partnership’s Board of Directors declared a quarterly cash distribution of $0.546875 on its Series B Preferred Units for the period from August 22, 2021 to November 21, 2022. The cash distribution is payable on November 22, 2022 to all Series B unit holders of record as of November 15, 2022.

F-24